Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Nine Months Ended September 30,
2014
Earnings available for fixed charges, as defined:
Net income	$397,702
Tax expense based on income	234,369
Fixed charges (a)	174,736
Earnings available for fixed charges, as defined	$806,807
Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$166,262
Estimated interest cost within rental expense	3,294
Amortization of net debt premium, discount, and expenses	5,180
Total fixed charges, as defined	$174,736
Ratio of earnings to fixed charges	4.62
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$2,565
Adjustment to pretax basis	1,512
$4,077

Combined fixed charges and preferred stock dividend requirements	$178,813
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.51

(a)	Includes net interest related to uncertain tax positions.